STATEMENT OF FINANCIAL CONDITION

&PARTNERS, LLC

AS OF DECEMBER 31, 2023

AND

Report of Independent Registered Public Accounting Firm

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23**   AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **&Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Burton Hills Blvd., Suite 350

(No. and Street)

Nashville	**TN**	**37215**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela T. Samol	**615-252-6202**	angie.samol@andpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

The Baker Group, CPAs, P.C.

(Name – if individual, state last, first, and middle name)

1504 17th Avenue S.	**Nashville**	**TN**	**37212**
(Address)	(City)	(State)	(Zip Code)
March 24, 2009		**3434**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Angela T. Samol</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>&Partners, LLC</u> , as of <u>12/31</u> , 2 <u>023</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Notary Public

Signature: <u>Angela Samol</u>

Title: <u>Financial Principal</u>

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

&PARTNERS, LLC
DECEMBER 31, 2023

Table of Contents:



THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
&Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) &Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which &Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) &Partners, LLC stated that &Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. &Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about &Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
March 29, 2024

&PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	6,224,509
Receivable from brokers, dealers and clearing organizations		1,232,193
Deposits with clearing organizations		750,000
Fair value of securities owned		401,816
Right of use lease assets		279,647
Property and equipment, net		134,044
Other assets		334,499
Total Assets	$	9,356,708

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	1,869,983
Accrued compensation and benefits		1,255,318
Notes payable - secured		416,563
Accrued expenses		277,085
Lease liability		283,299
Payable to brokers, dealers and clearing organizations		79,652
Total Liabilities		4,181,900
Member's Equity		5,174,808
Total Liabilities and Member's Equity	$	9,356,708

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wiley Bros – Aintree Capital, LLC began business as a Tennessee Limited Liability Company on May 1, 1996. Wiley Bros – Aintree Capital, LLC was acquired on August 28, 2023 by Ampersand Partners, LLC and changed its name to &Partners, LLC (the "Company"). The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is also an investment advisor registered under the Investment Advisors Act of 1940.

The Company received final approval from FINRA for its continuing membership application for the ownership change, name change, and increase in associated persons and offices on December 6, 2023.

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB").

Uses of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk in cash.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker dealer and other customers having outstanding balances and current relationships with them, it has concluded that realized losses on balances outstanding at year end will be immaterial.

Allowance for Credit Losses

The Company applies FASB ASC 326, Financial Instruments-Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including commissions, fees and other receivables from clearing firms utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectations of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions, fees and other receivables from clearing firms is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over their estimated useful lives, which range from three to seven years. Major renewals and betterments, which extend the useful life of the asset are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts. Leasehold improvements are amortized over the lesser of the economic life of the improvement, or the term of the lease.

Deposits with Clearing Organizations

Deposit with clearing organizations consists of cash which has been placed with the Company's clearing organizations in the normal course of business. On December 31, 2023, the Company had $750,000 in cash on deposit with the Company's clearing organizations.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary.

Revenue Recognition - Securities Transactions

Security transactions are recorded in the accounts on a trade-date basis.

&PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2023

Fair Value

Receivable from brokers, dealers and clearing organizations, securities owned, accounts payable, notes payable, payables to brokers, dealers and clearing organizations, are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments. The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities.

Income Taxes

The Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code, which provides that the members are taxed on the Company's taxable income or loss. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact this financial statement or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company recognizes lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Other Assets
Other assets consist of employee advances and loans, and other receivables.

Revenue from contracts with customers
The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount of timing of and cash flows from customer contracts.

Commissions

Brokerage Commissions and Revenue from Sale of Investment Company Shares. The Company buys and sells securities, investment company shares, and annuities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. 12b-1 fees are recognized as revenue at the point in time that the service is performed.

Investment Banking

Underwriting fees. The Company underwrites securities for governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gain or Loss is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Revenue from Clearing Firm

Revenue from net asset flows and cash sweep. The Company earns fees from its clearing firms based on recruited customer assets and cash balances in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contracts.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company is engaged in buying and selling securities as both principal and/or agent. The Company introduces these transactions for clearance to other firms on a fully disclosed basis. The agreements between the Company and its clearing broker dealers provide that the Company is obligated to assume any exposure related to nonperformance by its' customers. If any transaction fails to settle, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2023, the Company's net capital of $3,733,485 was $3,483,485 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture, and fixtures consist of the following:

Computers and equipment	$	540,876
Office furniture and fixtures		152,019
Leasehold improvements		144,106
		837,001
Less accumulated depreciation		(702,957)
Net	$	134,044
Right of use assets	$	279,647

NOTE 5 - RELATED PARTY TRANSACTIONS

At December 31, 2023, amounts due from related parties, included in Other Liabilities, were $1,775.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under a month-to-month operating lease agreement in addition to obligations as a lessee for office space at two locations. The Company classified these leases as operating leases. Lease terms expire over the next one to seven years and contain renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and maintenance of common areas. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,

2024	$	73,375
2025		74,379
2026		70,210
2027		45,600
2028		45,600
Thereafter		38,000
Total lease payments		347,164
Less: Imputed interest		(63,865)
Total operating lease liabilities	$	283,299
Weighted average lease term remaining (in years)		5.8
Weighted average discount rate		8.8%

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 - NOTE PAYABLE-SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 7.717% at December 31, 2023. The loan contains financial covenants pertaining to the Company's equity balance with which the Company was in compliance.

NOTE 9 - CONTINGENT LIABILITIES

From time to time the Company has claims pending against it. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

NOTE 10 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring
Basis as of December 31, 2023:

	Fair value	Level 1
Securities owned	$ 401,816	$ 401,816

NOTE 11 – LEGAL CONTINGENCIES

In the normal course of business, the Company is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 29, 2024, the date this financial statement was available to be issued. There were no subsequent events that require adjustment or disclosure in this financial statement.